SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                 TECHSYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87873J 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 5, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.8783J 109                  13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  TECHTRON, INC.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        DELAWARE

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                                                              1,381,405
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                                                                     0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                                                            1,381,405
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                                                                       0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       1,381,405

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                          35.21%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                                                                              CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87873J 109                   13G                    Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

TechSys, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

44 Aspen Drive
Livingston, New Jersey 07039

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

TechTron, Inc.

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

c/o TechSys, Inc.
44 Aspen Drive
Livingston, New Jersey 07039
________________________________________________________________________________
Item 2(c).  Citizenship:

Delaware

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:

87873J 109

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 87873J 109                  13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                                                                       1,381,405
          ______________________________________________________________________
     (b)  Percent of class:
                                                                          35.21%
          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

                                                                       1,381,405
          (i)   Sole power to vote or to direct the vote_______________________

                                                                               0
          (ii)  Shared power to vote or to direct the vote_____________________

                                                                       1,381,405
          (iii) Sole power to dispose or to direct the disposition of__________

                                                                               0
          (iv)  Shared power to dispose or to direct the disposition of________



         TechTron, Inc. (the "Filer") acquired 1,527,500 shares of Common Stock of TechSys, Inc. (the "Issuer") prior to the initial public offering of the Issuer. In January 2001, the Filer completed a redemption offer and a parent-subsidiary merger in which the former minority stockholders of the Filer received shares of the Issuer's Common Stock held by the Filer. As a result, the Filer currently owns 1,381,405 shares of the Issuer's Common Stock.

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.

Not applicable.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not applicable.

________________________________________________________________________________
Item 10.  Certifications.

Not applicable.
________________________________________________________________________________

CUSIP No. 87873J 109                  13G                    Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001              TECHTRON, INC.


                                   By: STEVEN L. TRENK
                                       ------------------------
                                       Steven L. Trenk, President